Exhibit 4.32

Repayment Plan Statement

Regarding the Loan from Baiya International Group Inc.

If the Borrower (Hesheng International Group Ltd.) fails to repay the full amount by July 1st, 2026, both parties agree through negotiation that the principal and interest shall be paid in accordance with the following repayment schedule:

I. Debt Composition

1. Pursuant to the Loan Agreement dated December 15, 2025 and the Supplemental Agreement dated April 1, 2026, the Borrower (Hesheng International Group Ltd.) borrowed a principal amount of USD 8,500,000.00 (Eight Million Five Hundred Thousand United States Dollars) from the Lender (Baiya International Group Inc.).
2. Interest on the Loan: Pursuant to the Supplemental Agreement, if the Borrower repays the entire outstanding principal on or before July 1, 2026, the Loan shall bear no interest. If repayment occurs after July 1, 2026, interest shall accrue on the outstanding principal retroactively from January 1, 2026 at an annual interest rate of 3%.

II. Repayment Schedule (Including Interest)

The Borrower shall commence repayment on July 15, 2026 and fully repay the Loan by December 15, 2026. Each installment includes the interest accrued up to the respective repayment date. The repayment schedule is as follows:

Repayment Date	Principal Repaid (USD)	Interest Accrued to Date (USD)	Total Installment (USD)	Remaining Principal (USD)
July 15, 2026	1,000,000.00	56,465.75	1,056,465.75	7,500,000.00
August 15, 2026	1,000,000.00	57,739.73	1,057,739.73	6,500,000.00
September 15, 2026	1,000,000.00	55,890.41	1,055,890.41	5,500,000.00
October 15, 2026	1,500,000.00	52,458.90	1,552,458.90	4,000,000.00
November 15, 2026	1,500,000.00	52,602.74	1,552,602.74	2,500,000.00

Repayment Date	Principal Repaid (USD)	Interest Accrued to Date (USD)	Total Installment (USD)	Remaining Principal (USD)
December 15, 2026	2,500,000.00	56,506.85	2,556,506.85	0

Total | 8,500,000.00 | 331,664.38 | 8,831,664.38 |

III. Interest Calculation Methodology

Interest accrues from January 1, 2026 at an annual rate of 3%, calculated on an actual-day basis using the following formula:

Interest for Period = Outstanding Principal × 3% ÷ 365 × Actual Number of Days in the Period

Period	Interest Period	Days	Principal (USD)	Interest for Period (USD)
1	Jan 1 – Jul 15, 2026	196	8,500,000.00	56,465.75
2	Jul 16 – Aug 15, 2026	31	7,500,000.00	19,109.59
3	Aug 16 – Sep 15, 2026	31	6,500,000.00	16,561.64
4	Sep 16 – Oct 15, 2026	30	5,500,000.00	13,561.64
5	Oct 16 – Nov 15, 2026	31	4,000,000.00	10,191.78
6	Nov 16 – Dec 15, 2026	30	2,500,000.00	6,164.38

Note: "Interest Accrued to Date" in the repayment schedule represents the cumulative interest due as of each repayment date, less interest already paid in prior installments, and corresponds to the "Interest for Period" shown above.

IV. Total Repayment Summary

Item	Amount (USD)
Principal	8,500,000.00

Item	Amount (USD)
Total Interest	331,664.38
Total Repayment	8,831,664.38

Hesheng International Group Ltd.

Authorized Signature: ______________________

Date: __04/20/2026______

Acknowledged and Confirmed by Lender:

Baiya International Group Inc.

Authorized Signature: ______________________

Date: ______04/20/2026________